Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary (Related to the Pricing Supplement No. 2007-MTNDD201, Subject to Completion, Dated December 11, 2007)

Citigroup Funding Inc.

ANY PAYMENTS DUE FROM CITIGROUP FUNDING INC.

FULLY AND UNCONDITIONALLY GUARANTEED BY CITIGROUP INC.

Principal-Protected Notes Based Upon a Basket of Currencies

Due December     , 2009

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus and related prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and related prospectus supplement in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and related prospectus supplement by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	No Bank Guarantee

December 11, 2007

Principal-Protected Notes

Based Upon a Basket of Currencies

Due December             , 2009

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Principal-Protected Notes Based upon a Basket of Currencies Due December     , 2009 (the “Notes”) are hybrid investments that combine characteristics of currency and fixed income instruments. Similar to a fixed income investment, these Notes offer investors the safety of 100% principal protection if held at maturity. However, instead of paying periodic interest for the entire term of the notes, these Notes bear interest only during the first year following the Issue Date and will pay an amount at maturity that is based upon the Basket Return Percentage.

The Notes will pay a one-time coupon expected to equal approximately 4.00% to 4.30% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on December     , 2008. No interest will accrue on the Notes from December     , 2008 to maturity, and there will be no coupon payment in 2009.

At maturity, the Notes will pay an amount that is based on the Basket Return Percentage. The Basket Return Percentage will equal the average of the percentage change of the value of each of the Basket Currencies relative to the U.S. dollar over the term of the Notes. The basket of currencies is comprised of the Turkish lira, Australian dollar, New Zealand dollar, British pound, and Brazilian real (the “Basket Currencies”). This investment allows investors to participate in the growth potential of the value of the Basket Currencies relative to the U.S. dollar.

The Notes are currency-linked securities issued by Citigroup Funding Inc. that have a maturity of approximately two years. At maturity, you will receive an amount in cash equal to the sum of your initial investment in the Notes plus a Basket Return Amount, if any, which may be positive or zero. The Basket Return Amount will depend on the Basket Return Percentage. The

Basket Return Percentage will equal the average percentage change of the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, from the Pricing Date to the Valuation Date.

The performance of each of the Basket Currencies is measured by its exchange rate. Each exchange rate reflects the amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDTRY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Turkish lira (as measured against the U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has decreased. Increases in the values of the Basket Currencies relative to the U.S. dollar will lead to a higher return on your Notes, while decreases in the values of the Basket Currencies will lead to a lower return on your Notes. Because the Basket Return Percentage will be based on the sum of the Weighted Currency Returns for each of the Basket Currencies, a significant increase in the value of one currency may be substantially or entirely offset by a decrease in the value of the other currencies in the basket.

The Basket Return Amount will equal the product of (1) the principal amount of Notes held at maturity and (2) the Basket Return Percentage. Because the Notes are principal protected, the payment you receive at maturity will not be less than the amount of your initial investment in the Notes, even though the amount payable to you at maturity is dependent on the performance of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Type of Investor

These Notes are not a suitable investment for investors who require regular fixed income payments since only a single coupon payment will be made prior to maturity and the notes will not accrue interest from December         , 2008 to maturity. These Notes may be an appropriate investment for the following types of investors:

■	Investors looking for exposure to currency-linked investments on a principal-protected basis but who are willing to forego some current income.

■	Investors expecting appreciation of the Basket Currencies relative to the U.S. dollar over the term of the Notes.

■	Investors who seek to add a currency-linked investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc.

Preliminary Terms

Issuer:	Citigroup Funding Inc.
Security:	Principal-Protected Notes Based Upon a Basket of Currencies Due December , 2009
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa2/AA (Moody’s/S&P) based upon the Citigroup Inc. guarantee
Principal Protection:	100% if held to the Maturity Date
Pricing Date:	December , 2007
Issue Date:	December , 2007
Valuation Date:	Five business days before the Maturity Date
Maturity Date:	Approximately two years after the Issue Date
Interest:	The Notes will pay a one-time coupon expected to equal approximately 4.00% to 4.30% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on December , 2008. No interest will accrue on the Notes from December , 2008 to maturity, and there will be no coupon payment in 2009.
Issue Price:	100% of the principal amount
Payment at Maturity:	For each US$1,000 note, US$1,000 plus a Basket Return Amount, which may be positive or zero
Basket Return Amount:	US$1,000 x Basket Return Percentage, provided that the Basket Return Amount will not be negative
Basket Return Percentage:	The sum of the Weighted Currency Return for each of the Basket Currencies, expressed as a percentage
Weighted Currency Return:	Starting Exchange Rate – Ending Exchange Rate x Allocation Percentage Starting Exchange Rate
Allocation Percentage:	20% for each of the Basket Currencies
Basket Currencies:	The Turkish lira, Australian dollar, New Zealand dollar, British pound, and Brazilian real
Starting Exchange Rate:	Each of the USDTRY, USDAUD, USDNZD, USDGBP, and USDBRL Exchange Rates on the Pricing Date
Ending Exchange Rate:	Each of the USDTRY, USDAUD, USDNZD, USDGBP, and USDBRL Exchange Rates on the Valuation Date
USDTRY Exchange Rate:	The USDTRY exchange rate will equal the U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one U.S. dollar. The USDTRY exchange rate will be calculated by the calculation agent by dividing the EURTRY exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
EURTRY Exchange Rate:	The EURTRY exchange rate will equal the European Union euro/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish lira per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
USDAUD Exchange Rate:	The USDAUD exchange rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar. The USDAUD exchange rate will be calculated by the calculation agent by dividing the EURAUD exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.

EURAUD Exchange Rate:	The EURAUD exchange rate will equal the European Union euro/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
USDNZD Exchange Rate:	The USDNZD exchange rate will equal the U.S. dollar/New Zealand dollar exchange rate in the global spot foreign exchange market, expressed as the amount of New Zealand dollars per one U.S. dollar. The USDNZD exchange rate will be calculated by the calculation agent by dividing the EURNZD exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
EURNZD Exchange Rate:	The EURNZD exchange rate will equal the European Union euro/New Zealand dollar exchange rate in the global spot foreign exchange market, expressed as the amount of New Zealand dollars per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
USDGBP Exchange Rate:	The USDGBP exchange rate will equal the U.S. dollar/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pounds per one U.S. dollar. The USDGBP exchange rate will be calculated by the calculation agent by dividing the EURGBP exchange rate by the EURUSD exchange rate, each as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
EURGBP Exchange Rate:	The EURGBP exchange rate will equal the European Union euro/British pound exchange rate in the global spot foreign exchange market, expressed as the amount of British pounds per one European Union euro, as reported by Bloomberg on Page “ECB3,” or any substitute page, for a relevant date.
USDBRL Exchange Rate:	The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian reais per one U.S. dollar. The USDBRL exchange rate will be the offer side exchange rate under “PTAX,” as reported by Reuters on Page “BRFR,” or any substitute page, for a relevant date.
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%
Sales Commission Earned:	$12 to $15 per Note (to be determined on the Pricing Date) for each Note sold by a Smith Barney Financial Advisor
Calculation Agent:	Citigroup Financial Products Inc.
Business Day:	Any day that (1) is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York or in London, England are authorized or obligated by law or executive order to close and (2) is a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System is open.

Benefits of the Notes

■	Fixed Income for the First Year

The Notes will pay a one-time coupon expected to equal approximately 4.00% to 4.30% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on December        , 2008. No interest will accrue on the Notes from December         , 2008 to maturity, and there will be no coupon payment in 2009.

■	Return Potential

The Basket Return Amount payable at maturity is based on the Basket Return Percentage, enabling you to participate in the potential increase in the value of the Basket Currencies during the term of the Notes without directly investing in the Basket Currencies.

■	Principal Protection

On the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Basket Currencies.

■	Diversification

The Notes are based on the performance of the Basket Currencies and may allow you to diversify an existing portfolio mix of stocks, bonds, mutual funds and cash.

Key Risk Factors for the Notes

■	Your Return on the Notes May be Limited to the One-Time Coupon

A coupon will be paid on December         , 2008 only. If the Basket Return Percentage is zero or negative, the payment you receive at maturity will be limited to the amount of your initial investment in the Notes. This will be true even if the value of each currency in the basket has increased relative to the U.S dollar at one or more times during the term of the Notes.

■	Reference to a Basket of Currencies May Lower Your Return

Because the Basket Return Percentage will be based on the sum of the Weighted Currency Return for each of the Basket Currencies, a significant increase in the value of one currency but not the other currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of the other currencies in the basket relative to the U.S. dollar during the term of the Notes.

■	Potential for a Lower Comparable Yield

The Notes will pay a one-time coupon expected to equal approximately 4.00% to 4.30% (to be determined on the Pricing Date) of the principal amount of the Notes. The one-time coupon will be paid in cash on December     , 2008. No interest will accrue on the Notes from December     , 2008 to maturity, and there will be no coupon payment in 2009. As a result, if the Basket Return Percentage is less than         %, the effective yield on your Notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets Inc. and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Lower Than Your Initial Investment

Due to, among other things, changes in the value of the Basket Currencies, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Tax Treatment of the Notes

Because the Notes are contingent payment debt obligations of Citigroup Funding, you will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes, regardless of whether you receive more, less or no payments on the Notes in tax years prior to maturity.

■	Citigroup Inc. Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes.

■	Fees and Conflicts

Citigroup Financial Products and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the relevant currencies or other instruments, such as options, swaps or futures, based upon the Basket Currencies by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products’ role as the Calculation Agent for the Notes may result in a conflict of interest.

The Basket Currencies and Exchange Rates

General

The Basket Currencies consist of the Turkish lira, Australian dollar, New Zealand dollar, British pound, and Brazilian real (together, the “Basket Currencies”). Exchange rates are used to measure the performance of each of the Basket Currencies.

The exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Turkish lira, in the case of the USDTRY Exchange Rate; the U.S. dollar and the Australian dollar, in the case of the USDAUD Exchange Rate; the U.S. dollar and the New Zealand dollar, in the case of the USDNZD Exchange Rate; the U.S. dollar and the British pound in the case of the USDGBP Exchange Rate; and the U.S. dollar and the Brazilian real in the case of the

USDBRL Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in a Basket Currency’s exchange rate means that the value of that currency has decreased. For example, if the USDTRY Exchange Rate has increased from 1.00 to 2.00, it means the value of one Turkish lira (as measured against one U.S. dollar) has decreased from US$1.00 to US$0.50. Conversely, a decrease in a Basket Currency’s exchange rate means that the value of that currency has increased.

The Turkish lira is the official currency of the Republic of Turkey.

The Australian dollar is the official currency of Australia.

The New Zealand dollar is the official currency of New Zealand.

The British pound is the official currency of the United Kingdom.

The Brazilian real is the official currency of the Federative Republic of Brazil.

We have obtained all information in this offering summary relating to the Turkish lira, Australian dollar, New Zealand dollar, British pound, Brazilian real, and the relevant exchange rates from public sources, without independent verification. Currently the relevant exchange rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating amounts due to holders of the Notes, the value of each Basket Currency will be determined as described in “Preliminary Terms” above.

Historical Data on the Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low values of each relevant exchange rate, as reported by Bloomberg. The historical data on the relevant exchange rate are not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in any of the relevant exchange rate during any period set forth below is not an indication that the value of the Basket Currencies is more or less likely to increase or decrease at any time over the term of the Notes.

	USDTRY Exchange Rate[1]		USDAUD Exchange Rate		USDNZD Exchange Rate		USDGBP Exchange Rate		USDBRL Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low
2002
Quarter
First	1.4505	1.3095	1.9757	1.8778	2.4106	2.2706	0.7107	0.6897	2.4691	2.2932
Second	1.6386	1.2941	1.8941	1.7332	2.3038	2.0044	0.7027	0.6514	2.8593	2.2709
Third	1.6974	1.5808	1.8981	1.7584	2.2195	2.0321	0.6593	0.6332	3.8949	2.8147
Fourth	1.6874	1.5247	1.8441	1.7600	2.1292	1.9047	0.6465	0.6203	3.9552	3.4278
2003
Quarter
First	1.7632	1.5962	1.7762	1.6212	1.9091	1.7663	0.6421	0.6056	3.6623	3.2758
Second	1.6977	1.4143	1.6832	1.4903	1.8702	1.7057	0.6452	0.5944	3.3359	2.8491
Third	1.4406	1.3532	1.5708	1.4663	1.7694	1.6710	0.6399	0.5989	3.0740	2.8219
Fourth	1.5232	1.3654	1.4693	1.3303	1.6841	1.5237	0.6038	0.5580	2.9546	2.8268
2004
Quarter
First	1.3977	1.3152	1.3689	1.2552	1.5511	1.4136	0.5602	0.5247	2.9878	2.8022
Second	1.5558	1.3069	1.4628	1.3066	1.6689	1.5025	0.5710	0.5409	3.2051	2.8743
Third	1.5323	1.4292	1.4492	1.3643	1.5994	1.4839	0.5639	0.5346	3.0747	2.8586
Fourth	1.5109	1.3445	1.3868	1.2641	1.4955	1.3821	0.5614	0.5121	2.8847	2.6544
2005
Quarter
First	1.3995	1.2610	1.3235	1.2574	1.4397	1.3462	0.5387	0.5176	2.7621	2.5621
Second	1.3916	1.3392	1.3368	1.2785	1.4379	1.3603	0.5576	0.5221	2.6598	2.3504
Third	1.3717	1.3160	1.3516	1.2928	1.4890	1.4085	0.5765	0.5412	2.4656	2.2222
Fourth	1.3750	1.3436	1.3731	1.3090	1.4883	1.3933	0.5851	0.5601	2.3735	2.1633
2006
Quarter
First	1.3624	1.3028	1.4202	1.3237	1.6578	1.4316	0.5809	0.5586	2.3460	2.1067
Second	1.7065	1.3164	1.4042	1.2861	1.6835	1.5531	0.5784	0.5272	2.3711	2.0586
Third	1.5900	1.4400	1.3472	1.2979	1.6571	1.4946	0.5489	0.5243	2.2188	2.1282
Fourth	1.5152	1.4153	1.3442	1.2655	1.5279	1.4218	0.5389	0.5058	2.1870	2.1331
2007
Quarter
First	1.4566	1.3815	1.2958	1.2355	1.4803	1.3920	0.5214	0.5025	2.1556	2.0504
Second	1.3879	1.2985	1.2377	1.1762	1.3923	1.2960	0.5104	0.4989	2.0478	1.9047
Third	1.3991	1.2102	1.2794	1.1300	1.4763	1.2364	0.5048	0.4849	2.1124	1.8389
Fourth (through December 10, 2007)	1.2444	1.1680	1.1515	1.0666	1.3508	1.2748	0.4937	0.4747	1.8501	1.7325

The USDTRY Exchange Rate, as calculated by dividing the EURTRY exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on December 10, 2007, was 1.1680.

The USDAUD Exchange Rate, as calculated by dividing EURAUD exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on December 10, 2007, was 1.1351.

The USDNZD Exchange Rate, as calculated by dividing the EURNZD exchange rate by the EURUSD exchange rate, each as reported on Bloomberg page “ECB3” on December 10, 2007, was 1.2855.

The USDGBP Exchange Rate, as calculated by dividing the EURGBP exchange rate by the EURUSD exchange rate, each as appearing on Bloomberg page “ECB3” on December 10, 2007 was 0.4889.

The USDBRL Exchange Rate appearing as the offer side exchange rate under “PTAX” on Reuters page “BRFR” on December 10, 2007 was 1.7620.

[1]	In December 2003, the Grand National Assembly of Turkey passed a law to remove six zeroes from the denomination of the Turkish lira (replacing the previous lira at a rate of 1 new Turkish lira = 1,000,000 old Turkish lira). The change was effective on January 1, 2005. The data in this table and in the graph below have been adjusted to reflect this revaluation.

Historical Graphs

The following graphs show the daily values of each of the USDTRY, USDAUD, USDNZD, USDGBP and USDBRL exchange rates in the period from January 2, 2002 through

December 10, 2007 using historical data obtained from Bloomberg. Past movements of the relevant exchange rates are not indicative of future values of the Basket Currencies.

Hypothetical Maturity Payment Examples

The examples below show the hypothetical maturity payments to be made on an investment of US$1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

■ Pricing Date: December 17, 2007

■ Issue Date: December 20, 2007

■ Principal amount: US$1,000 per Note

■ One-time Coupon payment amount: US$41.50 per Note (4.15% per annum)

■ One-time Coupon payment date: December 20, 2008

■ Starting Exchange Rate of the USDTRY Exchange Rate: 1.1700

■ Starting Exchange Rate of the USDAUD Exchange Rate: 1.1500

■ Starting Exchange Rate of the USDNZD Exchange Rate: 1.3100

■ Starting Exchange Rate of the USDGBP Exchange Rate: 0.4900

■ Starting Exchange Rate of the USDBRL Exchange Rate: 1.8000

■ Allocation Percentage: 20% for each Basket Currency

■ Maturity Date: December 20, 2009

■ The Notes are purchased on the Issue Date and are held through the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the Allocation Percentage.

	— Hypothetical Ending Exchange Rate —					— Hypothetical Weighted Currency Return(1) —					Hypo- thetical Basket Return %(2)	Hypo- thetical Basket Return Amount(3)	Hypo- thetical Maturity Payment(4)	Hypo- thetical Note Return %	Hypo- thetical Note Return % per annum(5)
Example	USDTRY	USDAUD	USDNZD	USDGBP	USDBRL	TRY	AUD	NZD	GBP	BRL
1	1.6231	1.4070	1.2241	0.7373	2.5654	-7.75%	-4.47%	1.31%	-10.09%	-8.50%	-29.50%	$0.00	$1,000.00	4.15%	2.08%
2	1.6225	1.6121	1.8383	0.2500	2.3697	-7.74%	-8.04%	-8.07%	9.80%	-6.33%	-20.37%	$0.00	$1,000.00	4.15%	2.08%
3	1.4265	1.1163	1.7291	0.5257	2.1883	-4.38%	0.59%	-6.40%	-1.46%	-4.31%	-15.97%	$0.00	$1,000.00	4.15%	2.08%
4	0.7711	1.0266	1.4733	0.7077	2.5883	6.82%	2.15%	-2.49%	-8.89%	-8.76%	-11.17%	$0.00	$1,000.00	4.15%	2.08%
5	1.1417	1.1595	1.6720	0.4833	1.9945	0.48%	-0.17%	-5.53%	0.27%	-2.16%	-7.10%	$0.00	$1,000.00	4.15%	2.08%
6	1.2971	1.1176	1.5256	0.4642	1.2463	-2.17%	0.56%	-3.29%	1.05%	6.15%	2.30%	$23.05	$1,023.05	6.45%	3.23%
7	1.0419	1.2024	1.2015	0.5045	1.6327	2.19%	-0.91%	1.66%	-0.59%	1.86%	4.20%	$42.02	$1,042.02	8.35%	4.18%
8	0.8712	0.8455	0.9953	0.3910	2.6218	5.11%	5.30%	4.80%	4.04%	-9.13%	10.12%	$101.18	$1,101.18	14.27%	7.13%
9	0.9247	0.7841	1.3950	0.2821	1.7454	4.19%	6.36%	-1.30%	8.49%	0.61%	18.35%	$183.51	$1,183.51	22.50%	11.25%

[1]	Hypothetical Weighted Currency Return for each Basket Currency = [(Starting Exchange Rate – Ending Exchange Rate)/Starting Exchange Rate] x 20%

[2]	Hypothetical Basket Return Percentage = Sum of Weighted Currency Return for USDTRY, USDAUD, USDNZD, USDGBP and USDBRL

[3]	Hypothetical Basket Return Amount = the greater of (US$1,000 x Basket Return Percentage) and $0.

[4]	Hypothetical Payment at Maturity = US$1,000 + Basket Return Amount.

[5]	Hypothetical Note Return % per Annum includes one-time coupon payment amount and Hypothetical Basket Return Amount.

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of         % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether holders receive more, less or no payments on the Notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes, including the one-time coupon. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If the total amounts the Notes pay is, in fact, less than this assumed amount, then a U.S. holder will have recognized taxable income in periods prior to maturity that exceeds that holder’s economic income from holding the Notes during such periods (with an offsetting ordinary loss). If a U.S. holder disposes of the

Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If any of the relevant exchange rates are not available on Bloomberg pages “ECB3” or Reuters page “BRFR,” or any substitute pages thereto, the Calculation Agent may determine the relevant exchange rate in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes – Basket Return Amount” in the pricing supplement for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

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